33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL:(03)5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

RECEIVED
2006 JUL -3 P 4:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 29, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings

The Chuo ~~Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

NOTICE OF RESOLUTIONS OF
THE 5TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.


06014845

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dlw 7/5

June 29, 2006

To: Shareholders

Kazuo Tanabe
President
MITSUI TRUST HOLDINGS, INC.
33-1, Shiba 3-chome, Minato-ku, Tokyo

NOTICE OF RESOLUTIONS OF THE 5TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

We are to inform you of the following reports and resolutions made at the Company's 5th Ordinary General Meeting of Shareholders held on June 29, 2006:

Matters reported:

(1) Matters concerning reports on the balance sheet as of March 31, 2006, the statement of income and the business report for the 5th term (from April 1, 2005 to March 31, 2006)

The contents of the above statements were reported.

(2) Matters concerning reports on the consolidated balance sheet as of March 31, 2006, the consolidated statement of income for the 5th term (from April 1, 2005 to March 31, 2006) and the audit reports on consolidated statements made by the independent auditors and Board of Corporate Auditors

The contents of the above consolidated statements and the reports on audit were reported.

Matters resolved:

Agendum 1: Matters concerning approval of surplus appropriation plan in the 5th term

This agendum was approved and resolved as originally proposed.
A dividend is 4 yen per share annually for Ordinary share, 40 yen per share annually for Class I preferred stock, 14.40 yen per share annually for Class II preferred stock, and 20 yen per share annually for Class III preferred stock.

Agendum 2: Matters concerning partial amendments to the Articles of Incorporation

This agendum was approved and resolved as originally proposed.

Summary of amendments

(1) With the enforcement of the Company Act (Law No. 86, 2005), the Act Concerning the Revision of Relevant Acts in Conjunction with the Enforcement of the Company Act (Law No. 87, 2005), and Regulation of Enforcement of Company Act (Ordinances of the Ministry of Justice No. 12, 2006) and related regulations on May 1, 2006, new provisions were established and necessary amendments made to the Articles of Incorporation as described below.

-Method of Public Notification (Article 5)
-Location of convening a Shareholders Meetings (Article 23, Paragraph 2)
-Record Date for Meetings of Class Shareholders (Article 24, Paragraph 2)
-Internet-Based Disclosure and Deemed Provision of Reference Documents, etc. for General Meetings of Shareholders (Article 26)
-So-called written resolutions of the Board of Directors (Article 37, Paragraph 2)
-Liability-Limiting contracts for External Auditors (Article 48)

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment
Article 4. (Method of Public Notification) The Company's public notification method shall be published in the "Nihon Keizai Shimbun" published in Tokyo.	Article 5. (Method of Public Notification) The Company's public notification method shall be electronic public notices. Provided that the Company is unable to give electronic public notices due to accidents or any other unavoidable cause, the relevant public notices shall be published in the "Nihon Keizai Shimbun" published in Tokyo.
<New Article>	Article 23. (Convocation of Shareholders Meetings) 2. General Meetings of Shareholders shall be convened in a metropolitan area in Tokyo.
<New Article>	Article 24. (Record Date for Meetings of Shareholders) 2. When the resolution of a Meeting of Class Shareholders comprised of a certain class of shareholders is required for

	effectiveness under the provision of Article 322, Paragraph 1 of the Company Act, regarding proposals being considered at the Ordinary General Meeting of Shareholders, the record date of voting rights is same as that of the Ordinary General Meeting of Shareholders.
<New Article>	Article 26. (Internet-Based Disclosure and Deemed Provision of Reference Documents, etc. for General Meetings of Shareholders) When convening a General Meeting of Shareholders, the Company may be deemed to have provided shareholders with necessary information, that should be described or presented in reference documents for the General Meeting of Shareholders, business reports, non-consolidated and consolidated financial reports, if they are disclosed via the Internet in accordance with Ordinances of the Ministry of Justice.
<New Article>	Article 37. (Resolutions of the Meeting of the Board of Directors) 2. In case that directors submit a proposal for resolution at a meeting of the Board of Directors, when all directors who can vote show affirmative intent via letter or electromagnetic document, and no Auditors oppose the relevant proposal, the Company shall deem that the Board of Directors has passed the resolution.
<New Article>	Article 48. (Liability-Limiting contracts for External Auditors) Under the provision of Article 427, Paragraph 1 of the Company Act, the Company and External Auditors may enter into contracts which limit the liability of the External Auditors stipulated in Article 423, Paragraph 1 of the same Law, when the relevant External Auditors are sincere and have no gross negligence in their duty. The limited liability may be capped within minimum liability stipulated in Article 425, Paragraph 1 of the same law.

(2) In consideration with the enforcement of the Act Concerning the Revision of Relevant Acts in Conjunction with the Enforcement of the Company Act, new provisions were established and necessary amendments made to the Articles of Incorporation as described below.

-Organizations to be established (Article 4)
-Issuance of Stock Certificates (Article 7)
-Establishment of Administrator of register of Shareholders (Article 13)

(3) In connection with the enforcement of the Company Act and related issues, deletion of provisions and modifications of the wording of articles and any quotations from the Company Act were made as necessary.

Agendum 3: Matters concerning election of six Directors

Messrs. Kiichiro Furusawa, Kazuo Tanabe, Tadashi Kawai and Jun Okuno were re-elected and Messrs. Tomohiro Ito and Ken Sumida were newly elected as originally proposed. All Directors assumed to their respective offices.

Agendum 4: Matters concerning election of two (2) Corporate Auditors

Messrs. Kimihiro Funahashi and Yasuhiko Takano were newly elected as originally proposed. All Corporate Auditors assumed to their respective offices.

Agendum 5: Matters concerning granting of retirement allowances to retiring Director and Corporate Auditors

With respect to this agendum, it was approved and resolved that the retirement allowances to retiring Director, Mr. Itaru Masuda and Corporate Auditors, Messrs. Yoshibumi Tanaka and Shunji Higuchi to be paid in appreciation of their services to the Company during their respective terms of office within the reasonable range based on the relevant standards set by the Company; and that the decision of the amounts, date of presentation and procedures for the retirement allowances be entrusted to the Board of Directors for the Director, and to a consultation held by Corporate Auditors for the Corporate Auditors.

– end –

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Settlement Administration Department
Attn: Tomoko Tanaka
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-1056

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
T. Tanaka / Settlement Administration Department